UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Rubio’s Restaurants, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
78116B102
(CUSIP Number)
George J. Wall
Rutan & Tucker, LLP
611 Anton Boulevard, 14th Floor
Costa Mesa, California 92626
(714) 641-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
October 13, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	78116B102

1	NAME OF REPORTING PERSONS. Alex Meruelo Living Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

California

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,016,212 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,016,212 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,016,212

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.13%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO — Trust
(1) See Item 3.
(2) Power is exercised through its sole trustee, Alex Meruelo. Pursuant to the terms of the Letter Agreement (as defined below), voting and dispositive power may be deemed to be shared with certain other parties that may, together with the Reporting Persons, be deemed to be a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”). See Item 6.
(3) Based upon 10,035,077 shares outstanding as of 7/30/2009 as reported in the Company’s Form 10-Q for the quarterly period ended 6/28/2009.

CUSIP No.	78116B102

1	NAME OF REPORTING PERSONS. Alex Meruelo

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO (1)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,016,212 (2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

1,016,212 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,016,212

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

10.13%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) See Item 3.
(2) Alex Meruelo is the beneficial owner of the reported shares by virtue of his position as trustee of the Alex Meruelo Living Trust. Pursuant to the terms of the Letter Agreement (as defined below), voting and dispositive power may be deemed to be shared with certain other parties that may, together with the Reporting Persons, be deemed to be a group within the meaning of Section 13(d)(3) of the Act. See Item 6.
(3) Based upon 10,035,077 shares outstanding as of 7/30/2009 as reported in the Company’s Form 10-Q for the quarterly period ended 6/28/2009.

CUSIP No.	78116B102

1	NAME OF REPORTING PERSONS. Luis Armona

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		150,000 (1)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

150,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

150,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.49%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Pursuant to the terms of the Letter Agreement (as defined below), voting and dispositive power may be deemed to be shared with certain other parties that may, together with the Reporting Persons, be deemed to be a group within the meaning of Section 13(d)(3) of the Act. See Item 6.
(2) Based upon 10,035,077 shares outstanding as of 7/30/2009 as reported in the Company’s Form 10-Q for the quarterly period ended 6/28/2009.

     This Amendment No. 3 to Schedule 13D (this “Amendment”) reflects changes to the information in the Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Rubio’s Restaurants, Inc., a Delaware corporation (the “Company”), filed by the Alex Meruelo Living Trust, Alex Meruelo and Luis Armona (“Reporting Persons”) on February 25, 2008 with the Securities and Exchange Commission (“Commission”), as amended and/or supplemented by Amendment No. 1 to the Schedule 13D filed January 30, 2009 and Amendment No. 2 to the Schedule 13D filed March 12, 2009 ( as amended, the “Schedule 13D”). This Amendment is being filed by the Reporting Persons to report the intention of the Reporting Persons and Levine Leichtman Capital Partners IV, L.P. or an affiliate thereof (“LLCP”) to acquire 100% of the outstanding common stock of the Company (excluding the shares of Common Stock held by the Reporting Persons) for a cash purchase price of $8.00 per share, or an aggregate purchase price of approximately $70.9 million (the “Transaction”). Each capitalized term used and not otherwise defined in this Amendment shall have the meaning assigned to such term in the Schedule 13D. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.
     LLCP, the general partner of LLCP, and each person controlling such general partner (the “LLCP Group”) and the Reporting Persons may be deemed to be a group within the meaning of Section13(d)(3) of the Act. The LLCP Group and the Reporting Persons have each elected to make their own individual filing of a Schedule 13D with respect to the anticipated Transaction. As such, the information with respect to the LLCP Group in this Schedule 13D is limited to the information that the Reporting Persons know or have reason to know.
     There are no binding agreements between the Reporting Persons and the Company with respect to the Transaction; however, the Reporting Persons and LLCP have informed the Company of their intention to pursue the Transaction and have delivered to the Company an outline of proposed terms of the Transaction, as further described herein.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “As of October 13, 2009, the Reporting Persons had purchased an aggregate of 1,166,212 shares of Common Stock, for a total aggregate purchase price of approximately $6,733,660 (including $45,072 in commissions). The Reporting Persons purchased such shares with a combination of trust funds from the Alex Meruelo Living Trust and personal funds of Luis Armona.
     LLCP and the Reporting Persons will provide all of the capital needed to close the proposed Transaction other than cash to be provided by the Company. The anticipated source of funds for the Transaction (including estimated expenses of approximately $3.9 million) include (i) approximately $13.3 million cash from the Reporting Persons, (ii) approximately $3.9 million cash from LLCP, (iii) approximately $52.5 million in senior and senior subordinated loans from LLCP (collectively, the “Loans”) (See Item 6), and (iv) approximately $5.1 million in funds that will be provided by the Company in the form of cash on hand at the closing of the Transaction.
     The anticipated principal terms of the Loans are set forth as Annex A and Annex B to the letter agreement (“Letter Agreement”), dated October 13, 2009, between the Reporting Persons, Meruelo Enterprises, Inc. and Levine Leichtman Capital Partners, Inc., an affiliate of LLCP. A copy of the Letter Agreement is filed as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference.”

     Item 4. Purpose of the Transaction.
     Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “Historically, the Reporting Persons acquired shares of Common Stock for investment purposes. The Reporting Persons from time to time have reviewed their investment in the Company on the basis of various factors, including the Company’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Common Stock in particular, as well as other developments and other investment opportunities.
     As investors in the Company, the Reporting Persons have had general discussions with representatives of the Company from time to time regarding various matters relating to the business and operations of the Company. On February 18, 2009, Mr. Meruelo and a business associate met with the Chief Executive Officer and Chief Financial Officer of the Company. During the meeting, they discussed the general business and direction of the Company, including, without limitation, (i) Mr. Meruelo’s belief that the Company should not be public, (ii) Mr. Meruelo’s general interest in acquiring the Company at some point in the future and (iii) the plans or intentions of other major stockholders regarding their ownership of Common Stock. Notwithstanding the foregoing, no formal plans, proposals or offers were discussed or made to the Company during the February 18, 2009 meeting.
     On October 13, 2009, the Reporting Persons and LLCP entered into the Letter Agreement and jointly submitted a letter to the Company outlining the proposed Transaction (the “Proposal Letter”). The Proposal Letter is attached as Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference. In the Proposal Letter, the Reporting Persons and LLCP request that the Company enter into a proposed exclusivity agreement (the “Proposed Exclusivity Agreement”) on or before October 20, 2009 pursuant to which the Company will not, among other things, solicit, initiate or encourage the submission of proposals or offers relating to the acquisition of the Company’s securities until the earlier of 45 days after it enters into the Proposed Exclusivity Agreement or the date on which a definitive agreement with respect to the Transaction is entered into. The Proposed Exclusivity Agreement is filed as Exhibit 10.3 to this Schedule 13D and is incorporated herein by reference. Along with the Proposal Letter, the Reporting Persons and LLCP also submitted to the Company a proposed initial draft Agreement and Plan of Merger (the “Draft Merger Agreement”) for its consideration. There are no binding agreements between the Reporting Persons and the Company with respect to the Transaction.
     The disclosure in Item 3 of this Schedule 13D regarding the funding of the proposed Transaction is incorporated herein by reference.
     Pursuant to the terms of the Draft Merger Agreement, if consummated as proposed, the Common Stock will be delisted from the NASDAQ Global Market and deregistered under the Act and the Company’s board of directors will be reconstituted upon the closing of the Transaction.
     Except for the Reporting Persons’ plans and proposals as set forth in the Proposal Letter, the Letter Agreement, the Proposed Exclusivity Agreement, and the Draft Merger Agreement, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.”

Item 5. Interest in Securities of the Issuer.
     Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “(a) Each Reporting Person and each of the members of the LLCP Group may be deemed to be a member of a group with respect to the Company or securities of the Company for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the Company or any securities of the Company or (ii) a member of any syndicate or group with respect to the Company or any securities of the Company.
     The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by each Reporting Person is listed below:

	Aggregate
Reporting Person	Number		Percentage(1)

Alex Meruelo Living Trust	1,016,212	(2)	10.13	%(2)
Alex Meruelo	1,016,212	(2)	10.13	%(2)
Luis Armona	150,000		1.49%

(1)	Based upon 10,035,077 shares outstanding as of July 30, 2009 as reported in the Form 10-Q for the quarterly period ended June 28, 2009.

(2)	Held directly by the Alex Meruelo Living Trust. Alex Meruelo has the power to vote and dispose of the shares by virtue of his position as trustee of the Alex Meruelo Living Trust.
     As of October 13, 2009, to the knowledge of the Reporting Persons, the LLCP Group does not beneficially own any shares of the Company’s Common Stock, except, as described in Item 6, voting and dispositive power over the Common Stock held by the Reporting Persons may be deemed to be shared with the LLCP Group.
     (b) Number of shares as to which each Reporting Person has:

	Shared		Shared	Sole
	Voting	Sole	Dispositive	Dispositive
Reporting Person	Power(1)	Voting Power	Power(1)	Power

Alex Meruelo Living Trust	1,016,212 (2)	0	1,016,212 (2)	0
Alex Meruelo	1,016,212 (2)	0	1,016,212 (2)	0
Luis Armona	150,000	0	150,000	0

(1)	Pursuant to the terms of the Letter Agreement, voting and dispositive power may be deemed to be shared with certain other parties that may, together with the Reporting Persons, be deemed to be a group within the meaning of Section 13(d)(3) of the Act. See Item 6.

(2)	Held directly by the Alex Meruelo Living Trust. Alex Meruelo has the power to vote and dispose of the shares held by the Alex Meruelo Living Trust by virtue of his position as trustee of the Alex Meruelo Living Trust.
          As of October 13, 2009, to the knowledge of the Reporting Persons, the LLCP Group does not have sole or shared power to (i) vote or direct the vote of or (ii) dispose or to direct the disposition of any shares of the Company’s Common Stock except, as described in Item 6, voting and dispositive power over the Common Stock held by the Reporting Persons may be deemed to be shared with the LLCP Group.
     (c) No transactions in the Common Stock of the Company were effected during the past sixty days or since the most recent filing of Schedule 13D, whichever is less, by any Reporting Person, or, to the knowledge of the Reporting Persons, by any member of the LLCP Group.
     (d) In certain circumstances the Meruelo Parties (as defined below) are required to pay LLCP certain fees and expenses in the event the Meruelo Parties sell or otherwise dispose of their Common Stock. See Item 6.
     (e) Not applicable.”
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     “On October 13, 2009, Meruelo Enterprises, Inc., a California corporation, and the Reporting Persons (collectively, the “Meruelo Parties”) entered into the Letter Agreement with Levine Leichtman Capital Partners, Inc., which sets forth the capital structure and mechanics of the proposed Transaction. Under the terms of the Letter Agreement, the Meruelo Parties and LLCP will provide all of the capital needed to close the Transaction.
     Alex Meruelo beneficially owns 92% of the outstanding common stock of Meruelo Enterprises, Inc. and has the power to vote and dispose of its shares in his capacity as its principal executive officer. As of October 13, 2009, Meruelo Enterprises, Inc. does not beneficially own any shares of the Company’s Common Stock.
     Pursuant to the terms of the Letter Agreement, it is anticipated that a new corporate holding entity (“Holdco”) will be formed, and that Holdco will form a wholly owned subsidiary (“Acquisition Co.”) to acquire 100% of the outstanding capital stock of the Company (excluding the shares of Common Stock held by the Reporting Persons). At the closing of the Transaction, it is anticipated that Acquisition Co. will merge with and into the Company with the Company as the surviving entity, which at that time will be 100% owned by Holdco.
     Pursuant to the Letter Agreement, in connection with the closing of the Transaction, (i) the Meruelo Parties will contribute at least 1,166,212 shares of Common Stock to Holdco, (ii) LLCP will make the Loans of $52.5 million to Acquisition Co., (iii) the Meruelo Parties will purchase 77% of the fully-diluted equity of Holdco for approximately $13.3 million in cash, (iv) LLCP will purchase 13.15% of the fully-diluted equity of Holdco for approximately $3.9 million in cash, and (v) LLCP will be issued an additional 9.85% of the fully-diluted equity of Holdco in partial consideration of the issuance of the Loans. Following the consummation of the Transaction, the Meruelo Parties and LLCP will own 77% and 23%, respectively, of the fully-diluted equity of Holdco.

     Pursuant to the Letter Agreement, the Meruelo Parties agreed to vote the shares of Common Stock of the Company that they beneficially own in favor of, among other things, the approval of the Transaction and against, among other things, any action that could reasonably be expected to interfere with the consummation of the transaction until the earlier of the time at which (i) the Transaction is consummated or (ii) the Letter Agreement is terminated. Additionally, the Letter Agreement provides that the Meruelo Parties must pay LLCP certain fees and expenses in the event that the Company is acquired without financing from LLCP or in certain other instances in which the Meruelo Parties sell or otherwise dispose of their Common Stock. The Letter Agreement further provides that, unless or until the Transaction is consummated or the Letter Agreement is earlier terminated in accordance with its terms, the Meruelo Parties will not sell or otherwise dispose of any shares of Common Stock except as contemplated by the Letter Agreement or if consented to in writing by LLCP. The Meruelo Parties further agreed in the Letter Agreement to reimburse LLCP for certain of its transaction expenses regardless of whether the Transaction is consummated.
     The disclosure in Item 4 of this Schedule 13D regarding the Proposal Letter, the Proposed Exclusivity Agreement and the Draft Merger Agreement are incorporated herein by reference.
     Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.”
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit
10.1	Letter Agreement, dated October 13, 2009, by and between the Reporting Persons, Meruelo Enterprises, Inc. and Levine Leichtman Capital Partners, Inc.
10.2	Proposal Letter submitted to the Company by the Reporting Persons and LLCP on October 13, 2009.
10.3	Proposed Exclusivity Agreement submitted to the Company by the Reporting Persons and LLCP on October 13, 2009.
99.1	Joint Filing Agreement (incorporated herein by reference from Exhibit 99.1 to the Schedule 13D related to the Common Stock of the Company filed February 25, 2008 by the Reporting Persons with the Commission)

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 15, 2009	Alex Meruelo Living Trust
	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo
		Title:	Trustee

Alex Meruelo
	By:	/s/ Alex Meruelo
		Name:	Alex Meruelo

Luis Armona
	By:	/s/ Luis Armona
		Name:	Luis Armona

EXHIBIT FILED WITH THIS AMENDMENT

Exhibit	Description of Exhibit
10.1	Letter Agreement, dated October 13, 2009, by and between the Reporting Persons, Meruelo Enterprises, Inc. and Levine Leichtman Capital Partners, Inc.
10.2	Proposal Letter submitted to the Company by the Reporting Persons and LLCP on October 13, 2009.
10.3	Proposed Exclusivity Agreement submitted to the Company by the Reporting Persons and LLCP on October 13, 2009.